September 7, 2011

VIA EDGAR

Mr. Richard Pfordte
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Forum Funds:
Merk Currency Enhanced U.S. Equity Fund
(File Nos. 002-67052 and 811-03023)

Dear Mr. Pfordte:

On June 28, 2011, Forum Funds (the “Registrant”) filed Post-Effective Amendment No. 319 (“PEA 319”) to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) to register with the SEC the Merk Currency Enhanced U.S. Equity Fund (the “Fund”), new series of the Registrant (accession number 0000315774-11-000168).

Following below is a summary of the comments you provided via telephone on Friday, August 19, 2011 regarding PEA 319 and the Registrant’s responses to the comments.  Defined terms used below have the same meanings as in the Fund’s prospectus included in PEA 319.  The changes to the Fund’s prospectus and statement of additional information (“SAI”) as described below are filed concurrent herewith pursuant to Rule 485(b) under Regulation C under the Securities Act of 1933.

1.            COMMENT:  Please revise the footnotes to the Fund’s Fee Table as follows:  In footnote 1, please clarify that all expenses (and not just Acquired Fund Fees and Expenses (“AFFE”)) are based on estimated amounts for the current fiscal year and explain what AFFE are.  In connection with footnote 2, please confirm that the Other Expenses caption in the Fee Table reflects the gross other expenses of the Fund (and not the net other expenses after a waiver) and delete the last sentence of the footnote, which suggests that the Fund is subject to a contractual waiver.

RESPONSE:  Registrant has revised the disclosure in footnote 1 consistent with the Staff’s comment.  Registrant notes, however, that except for AFFE, the Fund’s fees and expenses are fixed by the Advisory Agreement, which fixes the Management Fees charged to the Fund at 0.72%, and the Operating Services Agreement, which fixes the Other Expenses charged to the Fund at 0.33%. Accordingly, Registrant confirms that the Other Expenses caption in the Fee Table reflects the gross other expenses (of 0.33%) of the Fund, and Registrant has deleted the last sentence of footnote 2.  In addition, because footnote 2 describes the Operating Services Agreement, which fixes the Other Expenses

U.S. Securities and Exchange Commission
September 7, 2011

charged to the Fund, Registrant has moved footnote 2 to the Other Expenses caption of the Fee Table.

2.           COMMENT:  In the second paragraph under Principal Investment Strategies, please revise the first sentence to clarify whether the Fund will invest in index-based or actively managed ETFs.  In addition, if the Fund may write options contracts, please revise the second sentence of the paragraph to make this explicit.  Please also confirm that the Fund’s derivatives disclosure complies with the letter from Barry D. Miller, SEC, to Karrie McMillan, Investment Company Institute, dated July 30, 2010 (“ICI Letter”).

RESPONSE:  Registrant has revised the first sentence of the paragraph to clarify that the Fund will principally invest in index-based ETFs that track the S&P 500.  Registrant confirms that the Fund will not write options and that the Fund’s derivatives disclosure complies with the ICI Letter.

*           *           *           *           *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

●	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

●	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

●	The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you should have any questions regarding the enclosed information, please contact me directly at (202) 778-9187.

Kind regards,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

cc:	David Faherty
Atlantic Fund Services